                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO.  33-52331
                                                      REGISTRATION NO. 333-25665

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 21, 1994)

LOGO
AMERICAN STORES COMPANY

$100,000,000
7.90% Debentures due May 1, 2017
ISSUE PRICE: 99.961%

$200,000,000
7.50% Debentures due May 1, 2037
ISSUE PRICE: 99.712%

The 7.90% Debentures due 2017 (the "2017 Debentures") and the 7.50% Debentures due 2037 (the "2037 Debentures" and, together with the 2017 Debentures, the "Debentures") are being offered by American Stores Company, a Delaware corpo-ration. Interest on the Debentures will be payable semiannually on May 1 and November 1 of each year, commencing November 1, 1997. The Debentures will be unsecured obligations and will rank pari passu with all other unsecured and unsubordinated debt. The Debentures are not redeemable by the Company prior to maturity. The 2037 Debentures will be redeemable at the option of each of the registered holders on May 1, 2009, at a redemption price equal to the princi-pal amount thereof. To exercise this option, a registered holder must deliver a notice of exercise of the redemption option to the Company no earlier than March 2, 2009 and no later than March 31, 2009 and, once given, such notice will be irrevocable. The Debentures will be represented by certificates in book-entry form ("Global Debentures") registered in the name of a nominee of The Depository Trust Company ("DTC"). Owners of beneficial interests in the Global Debenture representing 2037 Debentures who desire to have DTC or DTC's nominee exercise the redemption option on their behalf will be required to give timely notice to DTC through the participant in DTC through which such beneficial interest is held in accordance with the policies and procedures of DTC in effect at that time. Beneficial interests in each Global Debenture will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Debentures will be entitled to physical delivery of Debentures in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of Debentures--Book-Entry System".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------

                                 UNDERWRITING
                    PRICE TO     DISCOUNTS AND  PROCEEDS TO
                    PUBLIC(1)    COMMISSIONS(2) COMPANY(1)(3)
-------------------------------------------------------------
Per 2017 Debenture  99.961%        .875%        99.086%
-------------------------------------------------------------
Total               $99,961,000    $875,000     $98,086,000
-------------------------------------------------------------
Per 2037 Debenture  99.712%        .675%        99.037%
-------------------------------------------------------------
Total               $199,424,000   $1,350,000   $198,074,000
-------------------------------------------------------------

(1) Plus accrued interest, if any, from May 2, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain lia-bilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $425,000.

The Debentures are offered severally by the Underwriters, as specified herein, subject to prior sale, when, as and if delivered to and accepted by the Under-writers, and subject to approval of certain matters by counsel. It is expected that delivery of the Debentures will be made through the facilities of DTC, on or about May 2, 1997, against payment therefor in immediately available funds.

J.P. MORGAN & CO.
                  CHASE SECURITIES INC.
                                     MORGAN STANLEY & CO.
                                                  INCORPORATED
                                                           SALOMON BROTHERS INC

April 29, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OR OTHER SECURITIES OF THE COMPANY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CON-NECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                          PAGE
                                                                          ----
Available Information....................................................  S-2
The Company..............................................................  S-3
Recent Developments......................................................  S-3
Use of Proceeds..........................................................  S-3
Ratio of Earnings to Fixed Charges.......................................  S-3
Capitalization...........................................................  S-4
Selected Consolidated Financial Data.....................................  S-5
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  S-6
Description of Debentures................................................ S-12
Underwriting............................................................. S-15
Legal Matters............................................................ S-16
Experts.................................................................. S-16
Index to Consolidated Financial Statements...............................  F-1

                               PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
The Company..............................................................    4
Use of Proceeds..........................................................    4
Ratio of Earnings to Fixed Charges.......................................    4
Description of Debt Securities...........................................    4
Plan of Distribution.....................................................   12
Legal Matters............................................................   13
Experts..................................................................   13

CAUTIONARY NOTE: This Prospectus Supplement and certain of the documents incor-porated herein by reference contain certain forward-looking statements about the future performance of the Company which are based on management's assump-tions and beliefs in light of the information currently available to it. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food and drug industries generally and particularly in the Company's principal markets; the ability of the Company to implement the Company's Delta initiatives in accord-ance with the currently contemplated schedule and budget; changes in the finan-cial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebted-ness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors; and changes in economic conditions which affect the buying patterns of the Company's custom-ers.

                             AVAILABLE INFORMATION

The Securities and Exchange Commission (the "Commission") maintains a worldwide web site at http://www.sec.gov at which copies of the Company's reports, proxy and information statements and other information filed electronically with the Commission are available.

                                  THE COMPANY

American Stores Company is one of the nation's leading food and drug retailers with annual sales in its fiscal year ended February 1, 1997 of $18.7 billion. The Company is principally engaged in a single industry segment, the retail sale of food and drug merchandise. The Company's principal food operations are Acme Markets, Jewel Food Stores, Lucky Stores Northern California Division, Lucky Stores Southern California Division and Jewel Osco Southwest. The Company's drug stores operate under the Osco Drug and Sav-on names. As of Feb-ruary 1, 1997, the Company operated 1,695 stores in 27 states, including 166 combination stores which are jointly operated by the Company's food and drug-store operations and are each counted as two separate stores.

The Company's principal executive offices are located at 709 East South Temple, Salt Lake City, Utah 84102 (telephone: 801-539-0112). References to the "Compa-ny" in this Prospectus Supplement and in the Prospectus include American Stores Company and its subsidiaries unless the context otherwise requires.

                              RECENT DEVELOPMENTS

On April 8, 1997, the Company (i) repurchased 12,222,222 shares of its Common Stock (the "Repurchase") from members of the family of L. S. Skaggs and certain Skaggs family and charitable trusts (collectively, the "Selling Stockholders") and (ii) sold 2,311,186 shares of its Common Stock pursuant to the exercise of an over-allotment option by the underwriters in connection with a public offer-ing (the "Secondary Offering") of shares of the Company's Common Stock by the Selling Stockholders. In connection with the Repurchase, the Company increased the capacity of its existing revolving credit facility from $1 billion to $2 billion, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility (the "Amended Credit Facilities"). The Repurchase was financed with borrowings of $454 million under the Amended Credit Facilities and other lines of credit and proceeds from the exercise of the over-allotment option. Subject to market conditions, the Com-pany expects to refinance the indebtedness incurred in connection with the Repurchase through public equity and/or debt issuances over the next six to 12 months. See "Capitalization." Following the Repurchase, Messrs. L. S. Skaggs, Don L. Skaggs and Michael T. Miller resigned as members of the Company's Board of Directors.

                                USE OF PROCEEDS

The net proceeds from the sale of the Debentures will be used to reduce a por-tion of outstanding debt under the Amended Credit Facilities, incurred in part to finance the Repurchase, and for general corporate purposes. The amount of outstanding debt borrowed directly under the Amended Credit Facilities, at a weighted average interest rate of 5.90%, was $817 million at April 18, 1997, of which $267 million was borrowed from Morgan Guaranty Trust Company of New York, the agent bank under the Amended Credit Facilities, and $75 million was owed to The Chase Manhattan Bank, a managing agent under the Amended Credit Facilities. Morgan Guaranty Trust Company of New York, a wholly owned subsidiary of J.P. Morgan & Co. Incorporated, is an affiliate of J.P. Morgan Securities Inc., the lead manager of the offering. The Chase Manhattan Bank is an affiliate of Chase Securities Inc., one of the co-managers of the offering. See "Underwrit-ing".

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the Company for the fiscal years ended February 1, 1997, February 3, 1996 and January 28, 1995 was 2.76, 3.09 and 3.27, respectively.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company as of February 1, 1997, and as adjusted to give effect to (i) the Repurchase, (ii) the issu-ance by the Company of 2,311,186 shares of Common Stock upon exercise of the over-allotment option by the underwriters in the Secondary Offering, (iii) borrowings under the Amended Credit Facilities in connection with the Repurchase and (iv) the issuance of the Debentures and the application of the net proceeds therefrom to repay borrowings under the Amended Credit Facilities. The Company did not receive any of the proceeds from the sale of shares of Com-mon Stock in the Secondary Offering, other than proceeds from the sale of shares sold in connection with the exercise of the over-allotment option.

                                                           FEBRUARY 1, 1997
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(1)
                                                         ------  --------------
                                                                  (UNAUDITED)
                                                         (DOLLARS IN MILLIONS)
Current maturities of long-term debt.................... $   57      $   57
Current obligations under capital leases................      9           9
Long term debt, less current maturities:
  Bank lines of credit(2)...............................  1,140       1,294(3)
  Debentures............................................     --         300
  Other unsecured senior debt...........................  1,346       1,346
  Debt secured by real estate...........................     71          71
  Capital leases........................................     56          56
                                                         ------      ------
    Total debt..........................................  2,679       3,133
Shareholders' equity:
  Common Stock of $1.00 par value; 325,000,000 shares
   authorized; 149,889,236 shares issued................    150         150
  Additional paid-in capital............................    362         398
  Retained earnings.....................................  2,137       2,137
  Less cost of treasury stock (3,974,595 shares as of
   February 1, 1997; 13,885,631 shares as adjusted)(4)..   (114)       (604)
                                                         ------      ------
    Total shareholders' equity..........................  2,535       2,081
                                                         ------      ------
    Total capitalization................................ $5,214      $5,214
                                                         ======      ======
    Total debt to total capitalization(5)...............   51.4%       60.1%
                                                         ======      ======

--------
(1) Does not give effect to the payment by the Company of underwriting dis-counts and commissions in connection with the Debentures offering.
(2) At February 1, 1997, $957 million was drawn under the Company's $1 billion Credit Facility, which is available for direct borrowings and as backup support for commercial paper. At February 1, 1997, the Company also had available an additional $250 million and $320 million under committed and uncommitted bank lines, respectively, of which $183 million was outstanding under the committed bank lines and none was outstanding under the uncommit-ted bank lines. On March 28, 1997, the Company increased the capacity of the Credit Facility from $1 billion to $2 billion through the Amended Credit Facilities, which include a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility.
(3) Does not give effect to the payment by the Company of the underwriting dis-counts and commissions of $23 million and additional expenses in connection with the Secondary Offering and the Repurchase.
(4) Shares purchased in the Repurchase resulted in an addition to treasury shares. Shares sold in connection with the over-allotment option in the Secondary Offering were from treasury shares.
(5) Total debt consists of debt (including current maturities) plus obligations under capital leases. Total capitalization consists of total debt plus shareholders' equity.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data in the following table (other than the information under "Other Data", which is unaudited) for each of the five years in the period ended February 1, 1997 have been derived from the Company's con-solidated financial statements which have been audited by Ernst & Young LLP, independent auditors.

                                               FISCAL YEAR ENDED
                          -------------------------------------------------------------------
                          FEBRUARY 1,   FEBRUARY 3,   JANUARY 28,   JANUARY 29,   JANUARY 30,
                            1997(1)       1996(2)        1995          1994          1993
                          -----------   -----------   -----------   -----------   -----------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND "OTHER DATA")
INCOME STATEMENT
 Sales..................  $18,678,129   $18,308,894   $18,355,126   $18,763,439   $19,051,180
 Cost of merchandise
  sold, including
  warehousing and
  transportation
  expenses(3)...........   13,713,151    13,558,690    13,603,882    13,985,115    14,250,344
                          -----------   -----------   -----------   -----------   -----------
 Gross profit...........    4,964,978     4,750,204     4,751,244     4,778,324     4,800,836
 Operating and
  administrative
  expenses(3)...........    4,203,302     4,043,381     4,101,176     4,136,442     4,177,522
                          -----------   -----------   -----------   -----------   -----------
 Operating profit.......      761,676       706,823       650,068       641,882       623,314
 Other income (expense):
 Interest expense.......     (171,558)     (159,545)     (170,703)     (189,773)     (214,394)
 Other..................      (85,566)        3,638       126,898        28,696       (30,639)
                          -----------   -----------   -----------   -----------   -----------
 Total other income
  (expense).............    (257,124)      (155,907)      (43,805)     (161,077)     (245,033)
                          -----------   -----------   -----------   -----------   -----------
 Earnings before income
  taxes and
  extraordinary item....      504,552       550,916       606,263       480,805       378,281
 Federal and state
  income taxes..........     (217,331)     (234,107)     (261,079)     (218,715)     (170,815)
                          -----------   -----------   -----------   -----------   -----------
 Earnings before
  extraordinary item....      287,221       316,809       345,184       262,090       207,466
 Extraordinary item--
  early retirement of
  debt, net of taxes....          --            --            --        (15,000)          --
                          -----------   -----------   -----------   -----------   -----------
 Net earnings...........  $   287,221   $   316,809   $   345,184   $   247,090   $   207,466
                          ===========   ===========   ===========   ===========   ===========
 Average common shares
  outstanding (in
  thousands)(4).........      145,888       146,943       142,767       142,202       140,314
 Earnings per common
  share before
  extraordinary
  item(4)...............  $      1.97   $      2.16   $      2.42   $      1.85   $      1.48
 Extraordinary item(4)..          --            --            --           (.11)          --
                          -----------   -----------   -----------   -----------   -----------
 Net earnings per common
  share(4)..............  $      1.97   $      2.16   $      2.42   $      1.74   $      1.48
                          ===========   ===========   ===========   ===========   ===========
 Fully diluted earnings
  per share(4)..........  $      1.97   $      2.16   $      2.33   $      1.69   $      1.44
                          ===========   ===========   ===========   ===========   ===========
FINANCIAL STATISTICS
 Gross profit margin....         26.6 %        25.9 %        25.9 %        25.5 %        25.2 %
 Operating profit
  margin................          4.1 %         3.9 %         3.5 %         3.4 %         3.3 %
 Capital
  expenditures(5).......  $   999,986   $   801,371   $   565,313   $   652,928   $   476,617
 Depreciation and
  amortization..........      440,445       404,562       407,286       384,307       370,439
 Total assets...........    7,881,405     7,362,964     7,031,566     6,927,434     6,763,793
 Working capital........      364,815        96,264       200,664       (58,290)      101,215
 Total debt.............    2,679,147     2,240,168     2,205,291     2,167,999     2,248,316
 Shareholders' equity...    2,535,427     2,354,496     2,050,921     1,742,285     1,544,014
 FIFO EBITDA(6).........    1,227,963     1,127,829     1,192,437     1,062,089       979,663
 Cash dividends per
  common share(4).......  $       .64   $       .56   $       .48   $       .40   $       .36
OTHER DATA
 Comparable store sales
  increase (decrease)...          3.3 %         1.4 %         0.5 %        (0.7)%        (0.5)%
 Total stores(7)........        1,695         1,650         1,597         1,695         1,672
 Total retail square
  footage (in
  thousands)............       33,823        32,523        31,179        32,727        32,320
 Number of stores
  opened/acquired(7)....          122            92            49            98           151

--------
(1) Includes special charges totaling $100 million, pre-tax ($.41 per share after tax), included in gross profit ($10 million), operating and adminis-trative expenses ($15.5 million) and other ($74.5 million).
(2) Fifty-three week fiscal year.
(3) Beginning with the first quarter of 1996, advertising expense is classified as cost of merchandise sold, rather than operating expense. Prior periods have been reclassified to conform to the new presentation.
(4) Restated as necessary to reflect the April 1994 two-for-one common stock split.
(5) Amount includes capitalized leases and the net present value of property, plant and equipment leased under operating leases.
(6) Earnings before LIFO inventory charges, interest expense, taxes, deprecia-tion and amortization. EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating profit, as an alternative to cash flows from oper-ating activities (as determined in accordance with GAAP) or as a measure of liquidity.
(7) Includes jointly operated combination stores which are each counted as two separate stores.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

RESULTS OF OPERATIONS

Comparisons between years are rendered difficult due to (i) the fact that not all fiscal years being compared were the same length; the 1995 fiscal year included 53 weeks while the 1996 and 1994 fiscal years included 52 weeks and
(ii) the disposition of the 33-store Star Market food division in the third quarter of 1994 and the 45 Acme Markets stores in the fourth quarter of 1994 (disposed of operations).

Total sales and the percentage change in comparable store sales (sales from stores that have been open at least one year, including replacement stores) for the 1996 52-week fiscal year, the 1995 53-week fiscal year and the 1994 52-week fiscal year, are set forth in the tables below. Sales from continuing opera-tions increased 2.0% in 1996 and 4.5% in 1995. Adjusting for the extra week in 1995, total sales from continuing operations would have increased 4.0% in 1996 and 2.6% in 1995. The improvement in total and comparable food store operations sales in 1996 is primarily a result of increased capital spending and more effective marketing efforts, including customer loyalty cards and targeted mar-keting promotions. Total and comparable sales in 1996 also increased due to the impact of a nine-day labor dispute in the first quarter of 1995 in the food store operations. Drug store operations total and comparable sales increased in 1996 due primarily to capital spending and increased pharmacy sales. The increase in 1995 sales from continuing operations is primarily a result of improved performance at both operating divisions and the extra week of opera-tions.

                                  TOTAL SALES

                                                   52 WEEKS  53 WEEKS   52 WEEKS
                                                     1996      1995       1994
                                                   --------  --------   --------
                                                    (IN MILLIONS OF DOLLARS)
Food store operations............................. $13,420   $13,302    $12,959
Drug store operations.............................   5,227     4,995      4,544
Other.............................................      31        12         12
                                                   -------   -------    -------
Continuing operations.............................  18,678    18,309     17,515
Disposed of operations............................     --        --         840
                                                   -------   -------    -------
  Total sales..................................... $18,678   $18,309    $18,355
                                                   =======   =======    =======

                             COMPARABLE STORE SALES

                                                   52 WEEKS  53 WEEKS   52 WEEKS
                                                     1996      1995       1994
                                                   --------  --------   --------
                                                      (PERCENTAGE CHANGE)
Eastern food operations...........................     2.2%      1.5 %      0.7 %
Western food operations...........................     2.4%     (0.8)%     (1.8)%
Drug store operations.............................     5.8%      4.8 %      4.2 %
Total change......................................     3.3%      1.4 %      0.5 %

Beginning in the first quarter of 1996, the Company, in connection with its consolidation efforts, classified advertising expense as a cost of merchandise sold. Previously, these expenses were classified as operating expenses. Prior years have been reclassified to conform to the current year presentation.

Gross profit as a percent of sales increased to 26.6% in 1996, compared to 25.9% in 1995 and 1994. The increase in 1996 gross profit over 1995 is prima-rily due to benefits realized from centralized procurement, better product mix and lower warehousing costs. Advertising expense also decreased due to the shift from newspaper and print advertising to direct mail targeted marketing. These improvements were partially offset by lower pharmacy margins due to a shift from cash to lower margin third-party customers and a $10.0 million ($.04 per share) special charge to adjust inventories to a common inventory valuation method. Gross profit in 1995 was essentially flat compared to 1994. Gross profit was favorably impacted in 1995 primarily as a result of the disposed of operations, which produced lower margins than the continuing operations, and improvements in the food store operations due to improved product mix and pro-motional strategies. However, these increases were adversely affected by com-petitive drug store pharmacy gross margins and the impact of a nine-day labor dispute in the first quarter of 1995 in the food store operations. The annual pre-tax LIFO charge to earnings amounted to $11.4 million in 1996, $12.8 mil-lion in 1995 and $8.2 million in 1994.

Operating expense as a percent of sales increased to 22.5% in 1996, compared to 22.1% in 1995 and decreased compared to 22.3% in 1994. The increase in 1996 is primarily due to special charges of $15.5 million ($.06 per share) for sever-ance costs related primarily to the consolidation of certain warehouse and office facilities and increased costs associated with new stores, offset in part by lower self-insurance costs, better overall cost control and improved sales. In 1995, operating expense in the food store operations benefited from the renegotiation of a labor contract with the United Food and Commercial Work-ers International. The new contract will expire in 1999, and replaced a con-tract scheduled to expire in 1996. As a result of the early termination of the contract, certain health and welfare savings, which were being recognized over the life of the old contract, were immediately recognized in the third quarter of 1995. Operating expense in the food store operations also decreased in 1995 due to lower self-insurance costs, productivity improvements and better overall cost control, which were partially offset by the impact of the nine-day labor dispute. In addition, improved sales, lower insurance costs and better overall cost control in the drug store operations helped lower 1995 operating expense as a percent of sales. Operating expense in 1994 included charges of $23.9 mil-lion ($.10 per share) for centralization of administrative functions, including information technology and accounting and expenses for the consolidation of the computer data centers and a voluntary severance program initiated at Acme Mar-kets, totaling $11.2 million ($.05 per share).

Total operating profit for the last three fiscal years is set forth in the fol-lowing table. Operating profit from continuing operations increased 7.8% in 1996, 11.9% in 1995 and 4.4% in 1994. Total operating profit was 4.1% of sales in 1996, 3.9% of sales in 1995 and 3.5% of sales in 1994. The increase in 1996 operating profit is primarily due to stronger sales and improved gross profit margins. The increase in 1995 operating profit and operating profit as a per-cent of sales is primarily due to strong performances from the Company's core operations and the extra week of operations included in 1995. In addition, operating profit in the food store operations improved in 1995 due to success-ful joint marketing of the combination stores, and lower health and welfare costs associated with the renegotiated labor contract. Operating profit in the drug store operations improved in 1995 due to lower insurance costs and better cost control slightly offset by the start-up costs of 71 new stores, including 17 acquired Clark drug stores.

                                OPERATING PROFIT

                                                      52 WEEKS 53 WEEKS 52 WEEKS
                                                        1996     1995     1994
                                                      -------- -------- --------
                                                       (IN MILLIONS OF DOLLARS)
Food store operations................................  $608.3   $542.9   $504.1
Drug store operations................................   260.0    245.4    228.5
LIFO charge..........................................   (11.4)   (12.8)    (8.2)
Purchase accounting amortization.....................   (78.7)   (76.8)   (78.6)
Other................................................   (16.5)     8.1    (14.1)
                                                       ------   ------   ------
Continuing operations................................   761.7    706.8    631.7
Disposed of operations...............................     --       --      18.4
                                                       ------   ------   ------
  Total operating profit.............................  $761.7   $706.8   $650.1
                                                       ======   ======   ======

Interest expense increased in 1996 due to increased borrowings including the addition of the $350 million principal amount of 30-year, 8% debentures which partially replaced short-term variable rate debt. Interest expense decreased in 1995 and 1994 due to lower average interest rates resulting from the refinancing of high coupon borrowings at lower rates and lower average debt levels. Interest expense also benefited from the conversion of a portion of the convertible notes from debt to equity in the first quarter of 1995. The caption "Other" in 1996 of $85.6 million included special charges of $74.5 million ($.31 per share) for expenses related mainly to the closure of certain stores, warehouses and offices, and asset impairment charges. The caption "Other" in 1994 of $126.9 million included non-recurring gains of $121.0 million on the sale of the Star Market food division, $41.2 million on the sale of 45 Acme Markets stores and a charge of $31.3 million for closed store costs (totaling $.54 per share).

The Company's effective income tax rates were 43.1% in 1996, 42.5% in 1995 and 43.1% in 1994. The increase in the 1996 effective tax rate is due to lower earnings caused by the special charges, the impact of goodwill charges and lower tax credits. The disposition of assets during 1995 and 1994 in states with higher tax rates resulted in lower effective income tax rates in 1995.

The Company recorded special charges aggregating approximately $100.0 million, before taxes, or $.41 per share, during 1996 related primarily to its Delta initiatives. The Delta initiatives are designed to transform the Company from a holding company to a unified operating company.

The components of the charge include: warehouse consolidation costs, adminis-trative office consolidation costs, closed store costs, asset impairment costs and other miscellaneous charges. The cost of consolidating four general mer-chandise warehouses into one in southern California totaled $26.4 million and is primarily related to lease termination costs, a reserve for the anticipated loss on the sale of owned facilities (based on management's estimated fair mar-ket value) and adjusting inventories to a common inventory valuation method. The cost of consolidating administrative offices in Salt Lake City and Chicago totaled $26.3 million and relates to asset write-offs, lease termination costs and severance costs. The severance components resulted from the Company's com-mitment to restructure and consolidate human resources, payroll, Drug Store administration and general merchandise buying functions. Closed store costs included mainly lease termination costs and fixed asset write-offs totaling $12.9 million. Asset impairment charges totaling $26.4 million consist of replacements of outdated computer systems and impairment of groups of stores and other assets that do not fit the long-term strategic plan of the Company. In addition, other reserves totaling $8.0 million were recorded. The special charges are included in cost of merchandise sold ($10.0 million), operating and administrative expenses ($15.5 million) and other non-operating expense ($74.5 million). As of year-end 1996, the Company charged $18.0 million against the reserve, of which $12.3 million related to asset impairment. Disposal of impaired assets is expected to be complete in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities decreased by $111.3 million from 1995 to 1996 primarily due to increased inventory related to new warehouses and increased store square footage related to the Company's capital program. Cash and cash equivalents and accounts payable at the end of 1996 were lower than the end of 1995 and 1994 due primarily to the timing of vendor payments at the end of the fiscal year.

Cash capital expenditures amounted to $877.6 million in 1996, $750.9 million in 1995 and $538.0 million in 1994. Additional capital expenditures represented by the net present value of leases amounted to $122.4 million in 1996, $50.5 mil-lion in 1995 and $27.3 million in 1994. The increase in capital expenditures in 1996 reflects the Company's commitment to its expanded capital expenditure pro-gram announced in 1992.

The following table shows store counts for new, remodeled and closed stores in total and net of jointly operated combination stores, which are counted in a food store division and a drug store division as two separate stores:

                                  STORE COUNTS

                                                        PROJECTED
                                                          1997    1996 1995 1994
                                                        --------- ---- ---- ----
NEW
---
Gross..................................................    100    122   92   49
Combination stores.....................................     20     23    5    4
                                                           ---    ---  ---  ---
Net new stores.........................................     80     99   87   45
REMODELS
--------
Gross..................................................    100     94  223  166
Combination stores.....................................     20     10   25   11
                                                           ---    ---  ---  ---
Net remodels...........................................     80     84  198  155
CLOSED
------
Gross..................................................            77   39  147
Combination stores.....................................            10    1    3
                                                                  ---  ---  ---
Net closed stores......................................            67   38  144

Capital expenditures for fiscal 1997, including the net present value of leases, are expected to approximate $1.0 billion and will be funded through cash flow from operations, credit facilities and other long-term borrowings.

In June of 1996, the Company issued $350 million, 8.0% debentures due June 1, 2026 at 99.3% to yield 8.1% under an $800 million shelf registration statement filed on February 18, 1994. The Company received net proceeds of approximately $344 million which were used to pay off financings totaling $100 million at an average interest rate of 8.25% and to refinance additional short-term variable rate borrowings under the Company's principal bank credit agreement.

The net increase in debt, including capitalized leases, was $439.0 million and $34.9 million in 1996 and 1995, respectively. The increases are due to changes in working capital, increased capital spending and repurchases of common stock in 1996 and 1995.

The Company's principal bank credit agreement at year-end 1996 was a $1.0 bil-lion revolving credit facility which expires in 1999 and is used for direct borrowings and as backup support for commercial paper. The Company also has $250 million of 364-day committed bank lines and $320 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings and $250 million in availability under a shelf registration statement. At year-end 1996, the Company had $957 million of debt supported by the credit facility and $183 million outstanding under bank lines, leaving unused committed borrowing capacity of $110 million.

On March 28, 1997, the Company increased the capacity of its existing revolving credit facility from $1 billion to $2 billion, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility (the "Amended Credit Facilities").

In June of 1996, the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to two mil-lion shares of common stock. During 1996 the Company repurchased 1.1 million shares of its common stock at an average price of $34.67 per share in accord-ance with the Company's stock repurchase programs. As of February 1, 1997, an additional 1.9 million shares remained authorized for repurchase.

Working capital amounted to $364.8 million at year-end 1996 compared to $96.3 million at year-end 1995 and $200.7 million at year-end 1994. Cash and cash equivalents and accounts payable at the end of 1996 were lower than at the end of 1995 primarily due to the timing of vendor payments at the end of the fiscal year.

Inventory increased due to new warehouses and increased store square footage related to the Company's capital program.

The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus common shareholders' equity) amounted to 51.4%, 48.8% and 51.8% at year-end 1996, 1995 and 1994, respectively.

The Company believes that its cash flow from operations, supplemented by the Amended Credit Facilities, committed and uncommitted credit facilities, other long-term borrowings, $250 million in availability under a shelf registration statement, as well as its ability to refinance debt, will be adequate to meet its presently identifiable cash requirements.

During 1996, the Company entered into an interest rate swap agreement with a notional amount of $200 million, for the purpose of hedging the interest rate on debt the Company anticipates issuing in 1997. The estimated fair value of the interest rate swap agreement based on market quotes at year-end 1996 was $2.8 million. The swap agreement is being unwound in connection with the sale of the 2037 Debentures. See "Underwriting".

The Company also uses derivative financial instruments to manage interest and currency risks on a foreign borrowing, due in 1999, that had an outstanding principal balance of $160 million at year-end 1996.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly-rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

CONTINGENCIES

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). Although the ultimate outcome and expense of environ-mental remediation is uncertain, the Company believes that the required costs of remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial con-dition or operating results of the Company.


INFLATION

In recent years, the impact of inflation on the Company's results of operations has been moderate. As operating expenses and inventory costs have increased, the Company, to the extent permitted by competition, has recovered these increases in costs by increasing prices over time.

The Company uses the LIFO (last-in, first-out) method of accounting for the majority of its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing costs.

The historical costs of property, plant and equipment recorded by the Company were incurred over a period of many years. The cost of replacing property, plant and equipment is generally greater than the cost on the books of the Com-pany as a result of inflation that has occurred over the years since the prop-erty, plant and equipment were placed in service.

DELTA INITIATIVES

Delta is a series of initiatives designed as a self-consolidation and reengineering program that is transforming the Company from a holding company to an operating company. Prior to Delta, the Company operated as seven autono-mous companies with different systems and processes. The goal of Delta is to build on the size of the Company and to develop common business processes and systems to best manage growth for the future. Delta is designed to improve the Company's ability to purchase products and move them through the supply-chain more quickly, efficiently and cost-effectively, which also results in more efficient store operations. It seeks to achieve these goals through changes in the Company's purchasing, warehousing, inventory control and distribution sys-tems. The information gathered from the common systems and processes assists the Company's marketing and merchandising programs. Each Delta initiative has a different timeline, but the majority of the supply-chain initiatives are targeted for completion by the end of 1997. Management believes the benefits of Delta will begin to exceed costs for the second half of 1997. To continue to meet customer needs, the Company intends to maintain store operations, market-ing and merchandising on a local level. Some examples of how Delta has been implemented into the business are: (i) centralization of the procurement and logistics groups; (ii) execution of national contracts with selected vendors for greeting cards, photo-finishing, spices, magazines and, most recently, whole-bean coffee; (iii) installation of computerized warehouse systems in over 90% of the Company's warehouses, reducing labor cost and increasing the effi-ciency of replenishment; (iv) consolidation of four general merchandise ware-houses in southern California into a single facility; and (v) consolidation of administrative, real estate, construction and information technology functions.

                           DESCRIPTION OF DEBENTURES

The following description of the particular terms of the Debentures offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supple-ments the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms used but not defined herein shall have the meanings given to them in the Prospectus.

As used in the Prospectus or this Prospectus Supplement, a "holder" refers to a registered holder of a Debt Security.

2017 DEBENTURES

The 2017 Debentures will mature on May 1, 2017 and will be unsecured obliga-tions of the Company. The 2017 Debentures will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company, including the 2037 Debentures. Each 2017 Debenture will bear interest at the rate of 7.90% per annum from the date of issue, payable semiannually on May 1 and November 1 of each year, commencing November 1, 1997 to the person in whose name the 2017 Debenture (or any predecessor 2017 Deben-ture) is registered at the close of business on the April 15 or October 15 next preceding such interest payment date. The 2017 Debentures will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof.

Redemption

The 2017 Debentures will not be subject to redemption prior to maturity and will not be subject to any mandatory sinking fund provisions.

2037 DEBENTURES

The 2037 Debentures will mature on May 1, 2037 and will be unsecured obliga-tions of the Company. The 2037 Debentures will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company, including the 2017 Debentures. Each 2037 Debenture will bear interest at the rate of 7.50% per annum from the date of issue, payable semiannually on May 1 and November 1 of each year, commencing November 1, 1997 to the person in whose name the 2037 Debenture (or any predecessor 2037 Deben-ture) is registered at the close of business on the April 15 or October 15 next preceding such interest payment date. The 2037 Debentures will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof.

Redemption

The 2037 Debentures will not be subject to redemption at the option of the Com-pany prior to maturity and will not be subject to any mandatory sinking fund provisions.

The 2037 Debentures will be redeemable at the option of each of the holders on May 1, 2009, at a redemption price equal to the principal amount of the 2037 Debentures. Interest due on May 1, 2009 will be payable on such date to holders at the close of business on April 15, 2009. To exercise the redemption option, a holder must deliver a notice of exercise of such option to the Company at the Corporate Trust Office of the Trustee (or such other location of which the Com-pany shall notify holders) no earlier than March 2, 2009 and no later than March 31, 2009. Any such notice of exercise of the redemption option shall be irrevocable. The redemption option may be exercised by a holder for less than the entire principal amount of the 2037 Debentures held by such holder, so long as the principal amount that is to be redeemed is equal to $1,000 or any inte-gral multiple thereof.

So long as the 2037 Debentures are represented by a Global Debenture held by or on behalf of DTC, and registered in the name of DTC or DTC's nominee (as described below), the redemption option for repayment may be exercised only by DTC or DTC's nominee, as registered holder on behalf of the beneficial owners of interests in the Global Debenture representing 2037 Debentures. Owners of beneficial interests in the Global Debenture representing 2037 Debentures who desire to have DTC or DTC's nominee exercise the redemption option on their behalf will be required to give timely notice to DTC through the participant in DTC through which such beneficial interest is held in accordance with the poli-cies and procedures of DTC in effect at that time. See "--Book Entry System".

Under DTC procedures currently in effect: In order to ensure that a notice is received by the Trustee on a particular day, each beneficial owner of an inter-est in a Global Debenture representing 2037 Debentures must so direct the par-ticipant in DTC through which such beneficial owner holds his interest before such participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their cus-tomers. Accordingly, each beneficial owner of an interest in a Global Debenture representing 2037 Debentures should consult the participant through which it owns its interest therein for the deadlines for such participant. All notices must be executed by a duly authorized officer of such participant (with signa-ture guaranteed) and must be irrevocable. In addition, each beneficial owner of an interest in a Global Debenture representing 2037 Debentures must effect delivery at the time such notices of election are given to DTC by causing the applicable participant to transfer such beneficial owner's interest in such Global Debenture representing 2037 Debentures on DTC's records to the Trustee.

GENERAL

Holders of the Debentures may present their Debentures for payment of interest and principal, or for exchange or transfer of the Debentures, at the office of the Trustee maintained at First Chicago Trust Company of New York located at 14 Wall Street, 8th Floor, Window 2, New York, New York 10005. The First National Bank of Chicago, who is acting as the Trustee, is also a lender in the Amended Credit Facilities.

Settlement by the purchasers of Debentures will be made in immediately availa-ble funds. The 2017 Debentures and the 2037 Debentures will each be issued in the form of one fully registered global security, legended as required by the Senior Debt Indenture, representing the aggregate principal amount of such series of Debentures, that will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., the nominee of DTC. All payments by the Company to DTC of principal and interest will be made in immediately available funds. See "--Book-Entry System".

As of February 1, 1997, the Company's subsidiaries had approximately $3,498 million of debt and other obligations. See "Description of Debt Securities-- General" in the Prospectus.

On April 23, 1997, the Company filed a registration statement pursuant to Rule 462(b) promulgated by the Commission, increasing by $50 million the aggregate amount of Debt Securities that may be offered pursuant to the Prospectus to which this Prospectus Supplement relates. The Company has previously issued $200 million 7.40% Debentures due May 15, 2005 and $350 million 8% Debentures due June 1, 2026 under the Senior Debt Indenture.

BOOK-ENTRY SYSTEM

The Global Debentures will be registered in the name of DTC's nominee. Except as set forth below, a Global Debenture may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

DTC has advised the Company and the Underwriters that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the pro-visions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clear-ance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the partici-pants, thereby eliminating the need for physical movement of securities certif-icates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through par-ticipants.

Upon the issuance by the Company of the Global Debentures, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of Debentures to the accounts of participants. The accounts to be credited will be designated by the applicable Underwriter. Own-ership of beneficial interests in a Global Debenture will be limited to partic-ipants or persons that may hold interests through participants. Beneficial interests in a Global Debenture will be shown on, and the transfer thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that may hold inter-ests through participants (with respect to beneficial interests of beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debenture.

For a Global Debenture, so long as DTC or its nominee is the registered owner of such Global Debenture, DTC or its nominee, as the case may be, will be con-sidered the sole owner or holder of the Debentures represented by such Global Debenture for all purposes under the Senior Debt Indenture. Except as provided below, owners of beneficial interests in a Global Debenture will not be enti-tled to have Debentures represented by such Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of such Debentures in certificated form and will not be considered the owners or holders thereof under the Senior Debt Indenture.

Principal and interest payments in respect of the Debentures will be made in immediately available funds by the Company to DTC or its nominee, as the case may be, as the holder of the related Global Debentures. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership inter-ests in the Global Debentures, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Neither the Company nor the Trustee will have any responsibility or liability for DTC's exercise of or failure to exercise the redemption option with respect to any of the 2037 Debentures on behalf of any holder of a beneficial interest therein, other than the Company's obligation to redeem such 2037 Debentures if such option is prop-erly exercised by DTC or its nominee, as registered holder, in accordance with the procedures specified therefor. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Debentures, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Global Debentures as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Debentures will be governed by standing customer instructions and customary practices, as is now the case, with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. Payments to DTC in respect of the Debentures which are represented by the Global Debentures shall be the responsibility of the Company or the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC and disbursement of such payments to beneficial owners shall be the responsibility of direct and indi-rect participants.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect par-ticipants to beneficial owners, and vice versa, are governed by arrangements among them, subject to statutory or regulatory requirements as may be in effect from time to time; and neither the Company nor the Trustee will have any responsibility or liability with respect thereto.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of such information.

If DTC is at any time unwilling or unable to continue as depositary and a suc-cessor depositary is not appointed by the Company within 90 days, the Company will issue Debentures in certificated form in exchange for each Global Deben-ture. In addition, the Company may at any time determine not to have Debentures represented by the Global Debentures. In any such instance, owners of benefi-cial interests in the Global Debentures will be entitled to physical delivery of Debentures in certificated form equal in principal amount to such beneficial interest and to have such Debentures registered in their names. Debentures so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreements, each dated April 29, 1997 (the "Underwriting Agreements"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of the type of Debentures set forth opposite its name below.

                                                    PRINCIPAL       PRINCIPAL
                                                    AMOUNT OF       AMOUNT OF
   UNDERWRITER                                   2017 DEBENTURES 2037 DEBENTURES
   -----------                                   --------------- ---------------
   J.P. Morgan Securities Inc...................  $ 25,000,000    $ 50,000,000
   Chase Securities Inc. .......................    25,000,000      50,000,000
   Morgan Stanley & Co. Incorporated............    25,000,000      50,000,000
   Salomon Brothers Inc ........................    25,000,000      50,000,000
                                                  ------------    ------------
     Total......................................  $100,000,000    $200,000,000
                                                  ============    ============

Under the terms and conditions of the Underwriting Agreements, the Underwriters are committed to take and pay for all the Debentures, if any are taken.

The Underwriters propose to offer the 2017 Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession not to exceed .50% of the principal amount of the 2017 Deben-tures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .25% of the principal amount of the 2017 Debentures to certain brokers and dealers. The Underwriters propose to offer the 2037 Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession not to exceed .40% of the principal amount of the 2037 Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .25% of the principal amount of the 2037 Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

The 2017 Debentures and the 2037 Debentures are new issues of securities with no established trading markets. The Underwriters have advised the Company that they intend to make markets in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to liquidity of the trading markets for the Debentures.

The Company has agreed to indemnify the Underwriters against certain liabili-ties, including liabilities under the Securities Act of 1933, as amended.

In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures or other securities of the Company. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwrit-ers may bid for, and purchase, the Debentures in the open market to cover syn-dicate shorts or to stabilize the price of the Debentures. Finally, the under-writing syndicate may reclaim selling concessions allowed for distributing the Debentures in the offering, if the syndicate repurchases previously distributed Debentures in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

In December 1996, the Company entered into an interest rate swap agreement with J.P. Morgan Securities Inc., as agent for Morgan Guaranty Trust Company of New York, with a notional amount of $200 million, for the purpose of hedging the interest rate on debt the Company anticipated issuing in 1997. This interest rate swap is to be settled in cash by a payment to the Company of approximately $6.2 million on May 1, 1997 in connection with the sale of the 2037 Debentures. Such amount will be amortized as a reduction in interest expense payable on the 2037 Debentures over the expected term of the 2037 Debentures.

The net proceeds from the sale of the Debentures are expected to be used to reduce a portion of the outstanding borrowings under the Amended Credit Facili-ties under which (i) an affiliate of J.P. Morgan Securities Inc. is the agent bank and a lender and (ii) an affiliate of Chase Securities Inc. is a managing agent and a lender. See "Use of Proceeds". Because more than 10% of the pro-ceeds of the offering are intended to be directed to affiliates of J.P. Morgan Securities Inc. and Chase Securities Inc., the offering is being made pursuant to the provisions of section (c)(8) of Rule 2710 of the NASD Conduct Rules. Henry I. Bryant, a Managing Director of J.P. Morgan & Co. Incorporated, the parent of J.P. Morgan Securities Inc., is a director of the Company.

In the ordinary course of their respective businesses, affiliates of the Under-writers have engaged, and may in the future engage, in other commercial banking and investment banking transactions with the Company and its affiliates.


                                 LEGAL MATTERS

The legality of the Debentures is being passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters in connection with the Debentures are being passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The consolidated financial statements of American Stores Company included herein and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended February 1, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein and therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Commission) given upon the authority of such firm as experts in accounting and auditing.

                            AMERICAN STORES COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors...........................................  F-2
Consolidated Statements of Earnings for the fiscal years 1996, 1995 and
 1994....................................................................  F-3
Consolidated Balance Sheets as of the end of the fiscal years 1996, 1995 and 1994................................................................  F-4
Consolidated Statements of Cash Flows for the fiscal years 1996, 1995 and
 1994....................................................................  F-5
Consolidated Statements of Shareholders' Equity for the fiscal years
 1996, 1995 and 1994.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

AMERICAN STORES COMPANY

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
American Stores Company

We have audited the accompanying consolidated balance sheets of American Stores Company and subsidiaries as of February 1, 1997, February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at February 1, 1997, February 3, 1996 and January 28, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997, in con-formity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

March 14, 1997, except for
 the Subsequent Events Note,
 as to which the date is
 April 8, 1997
Salt Lake City, Utah

AMERICAN STORES COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS

                                          52 WEEKS     53 WEEKS     52 WEEKS
                                            1996         1995         1994
                                         -----------  -----------  -----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales..................................  $18,678,129  $18,308,894  $18,355,126
Cost of merchandise sold, including
 warehousing and transportation
 expenses..............................   13,713,151   13,558,690   13,603,882
                                         -----------  -----------  -----------
Gross profit...........................    4,964,978    4,750,204    4,751,244
Operating and administrative expenses..    4,203,302    4,043,381    4,101,176
                                         -----------  -----------  -----------
Operating profit.......................      761,676      706,823      650,068
Other income (expense):
  Interest expense.....................     (171,558)    (159,545)    (170,703)
  Other................................      (85,566)       3,638      126,898
                                         -----------  -----------  -----------
Total other income (expense)...........     (257,124)    (155,907)     (43,805)
                                         -----------  -----------  -----------
Earnings before income taxes...........      504,552      550,916      606,263
Federal and state income taxes.........     (217,331)    (234,107)    (261,079)
                                         -----------  -----------  -----------
Net earnings...........................  $   287,221  $   316,809  $   345,184
                                         ===========  ===========  ===========
Average shares outstanding.............      145,888      146,943      142,767
Net earnings per share.................  $      1.97  $      2.16  $      2.42
                                         ===========  ===========  ===========
Fully diluted earnings per share.......  $      1.97  $      2.16  $      2.33
                                         ===========  ===========  ===========


                See notes to consolidated financial statements.

AMERICAN STORES COMPANY

CONSOLIDATED BALANCE SHEETS

                                                         YEAR-END
                                             ----------------------------------
                                                1996        1995        1994
                                             ----------  ----------  ----------
                                                (IN THOUSANDS OF DOLLARS,
                                                  EXCEPT PER SHARE DATA)
                  ASSETS
Current assets
 Cash and cash equivalents.................  $   37,467  $  102,422  $  195,689
 Receivables...............................     318,878     319,688     291,760
 Inventories...............................   1,725,542   1,572,242   1,526,770
 Prepaid expenses..........................      66,510      69,098      48,711
 Deferred income tax benefits..............      18,099      20,517      69,165
                                             ----------  ----------  ----------
 Total current assets......................   2,166,496   2,083,967   2,132,095
Property, plant and equipment, at cost
 Land......................................     636,068     597,804     522,014
 Buildings.................................   1,803,752   1,399,561   1,221,871
 Fixtures and equipment....................   2,616,633   2,415,326   2,168,826
 Leasehold improvements....................     781,454     736,682     654,441
                                             ----------  ----------  ----------
                                              5,837,907   5,149,373   4,567,152
Less accumulated depreciation and amortiza-
 tion......................................   2,250,876   2,019,557   1,800,714
                                             ----------  ----------  ----------
Net property, plant and equipment..........   3,587,031   3,129,816   2,766,438
Property under capital leases, less accumu-
 lated amortization of $110,379 in 1996,
 $106,993 in 1995 and $103,760 in 1994.....      66,682      76,084      84,690
Goodwill, less accumulated amortization of
 $471,150 in 1996, $418,006 in 1995 and
 $365,271 in 1994..........................   1,665,242   1,722,892   1,771,121
Other assets...............................     395,954     350,205     277,222
                                             ----------  ----------  ----------
 Total assets..............................  $7,881,405  $7,362,964  $7,031,566
                                             ==========  ==========  ==========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Current maturities of long-term debt......  $   56,703  $  125,413  $  132,019
 Current obligations under capital leases..       9,300       9,739       9,195
 Accounts payable..........................     851,285     996,354     883,329
 Accrued payroll and benefits..............     325,806     331,843     350,637
 Current portion of self-insurance
  reserves.................................     121,144     153,464     179,595
 Income taxes payable......................      21,290      17,292      46,170
 Other current liabilities.................     416,153     353,598     330,486
                                             ----------  ----------  ----------
 Total current liabilities.................   1,801,681   1,987,703   1,931,431
Long-term debt, less current maturities....   2,556,734   2,038,636   1,988,710
Obligations under capital leases, less cur-
 rent obligations..........................      56,410      66,380      75,367
Self-insurance reserves, less current por-
 tion......................................     403,981     434,028     464,119
Deferred income taxes......................     348,846     365,978     320,814
Other liabilities..........................     178,326     115,743     200,204
Shareholders' equity
 Common stock of $1.00 par value, author-
  ized 325,000,000 shares; issued
  149,889,236 shares in 1996 and 1995 and
  144,542,156 shares in 1994...............     149,889     149,889     144,542
 Additional paid-in capital................     362,561     345,118     216,418
 Retained earnings.........................   2,136,744   1,942,874   1,708,672
 Less cost of treasury stock; 3,974,595
  shares in 1996, 3,441,451 shares in 1995
  and 1,571,094 shares in 1994.............    (113,767)    (83,385)    (18,711)
                                             ----------  ----------  ----------
 Total shareholders' equity................   2,535,427   2,354,496   2,050,921
                                             ----------  ----------  ----------
   Total liabilities and shareholders'
    equity.................................  $7,881,405  $7,362,964  $7,031,566
                                             ==========  ==========  ==========

                See notes to consolidated financial statements.

AMERICAN STORES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               52 WEEKS   53 WEEKS   52 WEEKS
                                                 1996       1995       1994
                                               ---------  ---------  ---------
                                                 (IN THOUSANDS OF DOLLARS)
Cash flows from operating activities:
  Net earnings................................ $ 287,221  $ 316,809  $ 345,184
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation and amortization.............   440,445    404,562    407,286
    Net loss (gain) on asset sales............       265     (3,219)  (158,448)
    Self-insurance reserves...................   (62,367)   (56,222)   (22,229)
    Other.....................................    59,654    (92,688)   (88,160)
  (Increase) decrease in current assets:
    Receivables...............................       810    (32,694)   (26,037)
    Inventories...............................  (152,920)   (54,645)   (46,149)
    Prepaid expenses..........................     5,006     28,164    (10,347)
  (Decrease) increase in current liabilities:
    Accounts payable..........................  (145,069)   124,750    (44,369)
    Other current liabilities.................    66,759     23,305    (49,866)
    Accrued payroll and benefits..............    (6,037)   (18,794)    41,108
    Income taxes payable......................     3,998    (30,249)   (66,611)
                                               ---------  ---------  ---------
      Total adjustments.......................   210,544    292,270    (63,822)
                                               ---------  ---------  ---------
Net cash provided by operating activities.....   497,765    609,079    281,362
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Expended for property, plant and equipment..  (877,630)  (750,914)  (538,033)
  Proceeds from disposition of operations.....                         377,618
  Proceeds from sale of assets................    47,670     50,511     21,680
  Land investments............................   (65,450)   (21,697)    (7,262)
                                               ---------  ---------  ---------
Net cash used in investing activities.........  (895,410)  (722,100)  (145,997)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term borrowing...........   350,000    278,500    530,000
  Net addition to (reduction of) existing
   long-term debt.............................    99,388   (114,869)  (479,967)
  Principal payments for obligations under
   capital leases.............................   (10,409)   (10,332)   (12,741)
  Proceeds from exercise of stock options,
   other......................................    24,860     22,049     31,996
  Repurchase of common stock..................   (37,798)   (72,987)
  Cash dividends..............................   (93,351)   (82,607)   (68,544)
                                               ---------  ---------  ---------
Net cash provided by financing activities.....   332,690     19,754        744
                                               ---------  ---------  ---------
Net (decrease) increase in cash and cash
 equivalents..................................   (64,955)   (93,267)   136,109
Cash and cash equivalents:
  Beginning of year...........................   102,422    195,689     59,580
                                               ---------  ---------  ---------
  End of year................................. $  37,467  $ 102,422  $ 195,689
                                               =========  =========  =========

                See notes to consolidated financial statements.

AMERICAN STORES COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   ADDITIONAL
                           COMMON   PAID-IN    RETAINED   TREASURY
                           STOCK    CAPITAL    EARNINGS     STOCK      TOTAL
                          -------- ---------- ----------  ---------  ----------
                           (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Balances at beginning of
 1994...................  $144,542  $190,173  $1,432,032  $ (24,462) $1,742,285
Net earnings--1994 (52
 weeks).................                         345,184                345,184
Issuance of 427,512
 shares of stock for
 stock options and
 awards.................               2,629                  5,259       7,888
Dividends ($.48 per
 share).................                         (68,544)               (68,544)
Stock Purchase Incentive
 Plans including issu-
 ance of 40,000 shares..              21,245                    496      21,741
Purchase of 152 shares
 for treasury...........                                         (4)         (4)
Other...................               2,371                              2,371
                          --------  --------  ----------  ---------  ----------
Balances at year-end
 1994...................  $144,542  $216,418  $1,708,672  $ (18,711) $2,050,921
                          ========  ========  ==========  =========  ==========
Net earnings--1995 (53
 weeks).................                         316,809                316,809
Issuance of 592,143
 shares of stock for
 stock options and
 awards.................                 914                  7,583       8,497
Dividends ($.56 per
 share).................                         (82,607)               (82,607)
Stock Purchase Incentive
 Plans including issu-
 ance of 60,000 shares..               3,869                    733       4,602
Conversion of converti-
 ble notes..............     5,347   119,215                            124,562
Purchase of 124 shares
 for treasury...........                                         (3)         (3)
Stock Repurchase Program
 2,522,500 shares.......                                    (72,987)    (72,987)
Other...................               4,702                              4,702
                          --------  --------  ----------  ---------  ----------
Balances at year-end
 1995...................  $149,889  $345,118  $1,942,874  $ (83,385) $2,354,496
                          ========  ========  ==========  =========  ==========
Net earnings--1996 (52
 weeks).................                         287,221                287,221
Issuance of 563,664
 shares of stock for
 stock options, awards
 and Employee Stock
 Purchase Plan (ESPP)...               7,891                  7,497      15,388
Dividends ($.64 per
 share).................                         (93,351)               (93,351)
Stock Purchase Incentive
 Plans..................               8,856                              8,856
Purchase of 6,562 shares
 for treasury, including
 ESPP buybacks..........                (103)                   (78)       (181)
Stock Repurchase Program
 1,090,000 shares.......                                    (37,798)    (37,798)
Other...................                 799                     (3)        796
                          --------  --------  ----------  ---------  ----------
Balances at year-end
 1996...................  $149,889  $362,561  $2,136,744  $(113,767) $2,535,427
                          ========  ========  ==========  =========  ==========

                See notes to consolidated financial statements.

AMERICAN STORES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

American Stores Company is one of the nation's leading food and drug retailers, operating 1,695 stores in 27 states, including 166 combination stores which are jointly operated by a food store division and a drug store division and are counted as two separate stores. The Company operates in a single industry seg-ment and its principal lines of business are food, drug and combination food/drug stores. Food stores account for more than two-thirds of the Company's sales and operating profit. Principal markets include California, Illinois, New Jersey, Pennsylvania, Indiana and Arizona, where products are sold primarily to retail customers.

SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1996", "1995" and "1994" represent the 52-week fiscal year ended February 1, 1997, the 53-week fiscal year ended Feb-ruary 3, 1996, and the 52-week fiscal year ended January 28, 1995, respective-ly.

Basis of Consolidation. The consolidated financial statements include the accounts of American Stores Company and all subsidiaries. Accordingly, all ref-erences herein to "American Stores Company" include the consolidated results of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equiva-lents approximate those assets' fair value. The balance of cash was higher at year-end 1994 due to proceeds held from the sale of the Star Market food divi-sion and 45 Acme Markets stores.

Depreciation and Amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter. The depreciable lives are primarily 20 to 40 years for buildings, 3 to 10 years for fixtures and equipment and 10 to 30 years for leasehold improvements and property under capital lease, depending on the life of the lease. Depreciation expense related to property, plant and equipment amounted to $359.9 million, $324.5 million and $316.2 million in fiscal 1996, 1995 and 1994, respectively.

Goodwill. Goodwill, principally from the acquisition of Lucky Stores, Inc. in 1988, represents the excess of cost over fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

Costs of Opening and Closing Stores. The costs of opening new stores are charged against earnings as incurred. When operations are discontinued and a store is closed, the remaining investment, net of salvage value, is charged against earnings and, for leased stores, a provision is made for the remaining lease liability, net of expected sublease income.

Income Taxes. The Company provides for deferred income taxes or credits as tem-porary differences arise in recording income and expenses between financial reporting and tax reporting. Amortization of goodwill is not deductible for purposes of calculating income tax provisions.

Net Earnings Per Share. Net earnings per share are determined by dividing the weighted average number of shares outstanding during the year into net earn-ings. Common share equivalents in the form of stock options

AMERICAN STORES COMPANY
are excluded from the calculation of net earnings per share since they do not have a material dilutive effect on per share figures. Fully diluted earnings per share in 1994 include the assumed conversion of subordinated convertible debt.

Environmental Remediation Costs. Costs incurred to investigate and remediate contaminated sites, caused primarily by defective underground petroleum stor-age tanks and ground water contamination, are accrued when identified and estimable. The related costs are expensed unless the remediation extends the economic useful life of the assets employed at the site.

Self-insurance. The Company is self-insured for property loss, workers' com-pensation, general liability and automotive liability, subject to specific retention levels. The Company is required in certain cases to obtain letters of credit to support its self-insured status. At year-end 1996, the Company's self-insured liabilities were supported by approximately $221.1 million of undrawn letters of credit. The Company is also self-insured for health care claims for eligible active and retired associates. Consulting actuaries assist the Company in determining its liability for self-insured claims. Self-insured liabilities, with the exception of postretirement health care benefits, are not discounted.

Impairment. Impairment is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows are less than the related assets' carrying value.

Stock-based Compensation. The Company continues to account for stock-based compensation using the intrinsic value method and provides pro forma footnote disclosure of the impact of the fair value method.

INVENTORIES

Approximately 94% of inventories are accounted for using the LIFO (last-in, first-out) method for inventory valuation. If the FIFO and average cost meth-ods had been used, inventories would have been $324.5 million, $313.1 million and $300.3 million higher at year-end 1996, 1995 and 1994, respectively. The LIFO charge to earnings was $11.4 million in 1996, $12.8 million in 1995 and $8.2 million in 1994. Under this method, the cost of merchandise sold that is reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing cost.

ADVERTISING EXPENSE

Beginning in the first quarter of 1996, the Company, in connection with its consolidation efforts, classified advertising expense as a cost of merchandise sold. Previously these expenses were classified as operating and administra-tive expenses. Prior years have been reclassified to conform to the current year presentation.

The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $133.2 million, $168.3 million and $167.2 mil-lion in 1996, 1995 and 1994, respectively. Capitalized advertising costs are immaterial for the periods presented.

DISPOSITION OF OPERATIONS

On September 8, 1994, the Company sold its 33-store Star Market food division with a basis of $167.0 million for $288.0 million and the assumption of sub-stantially all of its outstanding liabilities. On January 19, 1995, the Com-pany sold 45 of its Acme Markets stores with a basis of $48.4 million for $89.6 million. The assets sold consisted primarily of property, plant, equip-ment and inventories.

AMERICAN STORES COMPANY

DEBT

In June of 1996, the Company issued $350 million, 8.0% debentures due June 1, 2026 at 99.3% to yield 8.1% under an $800 million shelf registration statement filed on February 18, 1994. The Company received net proceeds of approximately $344 million which were used to pay off financings totaling $100 million at an average interest rate of 8.25% and to refinance additional short-term variable rate borrowings under the Company's principal bank credit agreement.

The Company's principal bank credit agreement at year-end 1996 was a $1.0 bil-lion revolving credit facility, which expires in 1999. Interest rates for borrowings under the facility are established at the time of borrowing through four different pricing options. Terms of the revolving credit facility provide for borrowings from participating banks or borrowings through issuance of com-mercial paper that is supported by the facility. The credit facility provides for a covenant of cash flow to total debt. The Company also has $250 million of 364-day committed bank lines and $320 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings. At year-end 1996, the Company had $957 million of debt supported by the credit facility and $183 million outstanding under bank lines, leaving unused committed borrowing capacity of $110 million. The Company has classified short-term borrowings as long-term due to its intent and ability to refinance these borrowings on a long-term basis.

The Company capitalized interest costs associated with construction projects of $10.6 million, $8.5 million and $3.9 million in 1996, 1995 and 1994, respectively. The Company made cash payments for interest (net of amounts cap-italized) of $160.8 million, $169.5 million and $172.0 million in 1996, 1995 and 1994, respectively.

The aggregate amounts of debt maturing in each of the next five fiscal years are listed below:

                                                       (IN THOUSANDS OF DOLLARS)
     1997.............................................        $   56,703
     1998.............................................            72,786
     1999.............................................         1,323,382
     2000.............................................           148,484
     2001.............................................            23,383
     Thereafter.......................................           988,699
                                                              ----------
       Total Debt.....................................        $2,613,437
                                                              ==========

  The Company's various loans secured by real estate are collateralized by properties with a net book value of $186.8 million at year-end 1996.

AMERICAN STORES COMPANY

A summary of debt is as follows:

                                                  1996       1995       1994
                                               ---------- ---------- ----------
                                                  (IN THOUSANDS OF DOLLARS)
Public debt (unsecured):
  8.0% Debentures due 2026.................... $  350,000
  7.4% Notes due 2005.........................    200,000 $  200,000
  Medium Term Notes--fixed interest rates due
   1997 through 2003--average interest rate
   7.9%.......................................    250,000    250,000 $  250,000
  9 1/8% Notes due 2002.......................    249,191    249,075    248,966
  7 1/4% Convertible Subordinated Notes due
   2001.......................................                          174,997
Bank borrowings (unsecured):
  Revolving credit facility--variable interest
   rates, effectively due 1999--average
   interest rates 5.7% in 1996, 6.2% in 1995
   and 4.8% in 1994...........................    957,000    865,000    645,000
  Lines of credit and commercial paper--
   variable interest rates, effectively due
   1999--average interest rates 5.6% in 1996,
   6.4% in 1995 and 4.7% in 1994..............    183,000     69,000    210,000
  Other borrowings--due 2000--average interest
   rates 6.6% in 1996, 6.5% in 1995 and 8.8%
   in 1994....................................     75,000    125,000    175,000
Other unsecured debt:
  9.8% due in 1999............................    160,000    210,000    210,000
  10.6% due in 2004...........................    108,893    108,893    108,893
  Other--due through 2001.....................      2,988      3,625      4,211
Debt secured by real estate:
  Fixed interest rates--due through 2014--
   average interest rate 13.3% in 1996, 13.3%
   in 1995 and 13.4% in 1994..................     77,365     83,456     93,662
                                               ---------- ---------- ----------
  Outstanding debt............................  2,613,437  2,164,049  2,120,729
Less current maturities.......................     56,703    125,413    132,019
                                               ---------- ---------- ----------
Long-term debt................................ $2,556,734 $2,038,636 $1,988,710
                                               ========== ========== ==========

During 1996, the Company entered into an interest rate swap agreement with a notional amount of $200 million, for the purpose of hedging the interest rate on a portion of the debt the Company anticipates issuing in 1997 under the shelf registration statement. The 10-year swap calls for the payment of a fixed interest rate of 6.7% (comprised of a 10-year treasury rate of 6.3% plus the swap rate) and the receipt of a variable interest rate. Net interest paid or received related to such agreement at the time of the debt issuance will be recorded using the accrual method and will be amortized in interest expense over the life of the financing. As of year-end 1996, the estimated fair value of the swap agreement based on market quotes was $2.8 million.

The Company also uses derivative financial instruments to manage interest and currency risks on the 9.8% unsecured debt due in 1999, and accounts for it as a hedge. The borrowing totaled 22 billion yen at a yen interest rate of 6.0%. At the time the loan originated, the Company entered into an interest rate and currency exchange swap agreement (swap) that matches the interest and principal payments of the yen loan. Under the swap agreement, the Company makes fixed rate interest payments of 9.8% and principal payments totaling $160 million and receives payments equal to the underlying yen loan obligation. The proceeds, in yen, from this swap are used to satisfy the yen-based interest and will be used to satisfy the principal payment. As of year-end 1996, the estimated fair value of the remaining swap agreement based on market quotes was approxi-

AMERICAN STORES COMPANY
mately $28 million and equaled the loss on the yen loans due to currency and interest rate movements, resulting in an aggregate fair value of zero.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly-rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

The carrying amounts of the Company's bank borrowings with variable interest rates approximate fair value. The fair value of the Company's borrowings with fixed interest rates is estimated using discounted cash flow analyses, based on current market rates where available, or on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of outstanding debt as of year-end 1996 was $2.7 billion compared to the carrying value of $2.6 billion.

LEASES

The Company leases retail stores, offices, warehouses and distribution facili-ties. Initial lease terms average approximately 20 years, plus renewal options, and may provide for contingent rent based on sales volume in excess of speci-fied levels.

The summary below shows the aggregate future minimum rent commitments at year-end 1996 for both capital and operating leases. Operating leases are shown net of an aggregate $76.5 million of minimum rent income receivable under non-cancellable subleases. Operating leases also exclude the amortization of acqui-sition-related fair value adjustments.

                                                       OPERATING     CAPITAL
                                                        LEASES       LEASES
                                                     ------------- -----------
                                                     (IN THOUSANDS OF DOLLARS)
1997................................................ $     172,144 $    15,008
1998................................................       154,317      13,655
1999................................................       144,341      12,016
2000................................................       131,477       9,775
2001................................................       118,327       8,316
Thereafter..........................................       944,774      51,030
                                                     ------------- -----------
  Total minimum rent commitments.................... $   1,665,380     109,800
                                                     =============
Less executory costs (such as taxes, insurance and
 maintenance) included in capital leases............                     1,008
                                                                   -----------
Net minimum lease payments..........................                   108,792
Less amount representing interest...................                    43,082
                                                                   -----------
Obligations under capital leases, including $9.3
 million due within one year........................               $    65,710
                                                                   ===========

Rent expense, excluding the amortization of acquisition-related fair value adjustments of $14.2 million in 1996, $14.3 million in 1995 and $14.5 million in 1994, was as follows:

                                  MINIMUM  SUBLEASE          CONTINGENT  TOTAL
                                    RENT     RENT     NET       RENT      RENT
                                  -------- -------- -------- ---------- --------
                                            (IN THOUSANDS OF DOLLARS)
     1996........................ $189,105 $15,663  $173,442  $24,305   $197,747
     1995........................ $180,933 $14,782  $166,151  $26,003   $192,154
     1994........................ $184,116 $ 9,064  $175,052  $26,508   $201,560

AMERICAN STORES COMPANY

INCOME TAXES

Federal and state income taxes charged to earnings are summarized below:

                                                    52 WEEKS  53 WEEKS 52 WEEKS
                                                      1996      1995     1994
                                                    --------  -------- --------
                                                    (IN THOUSANDS OF DOLLARS)
   Current:
     Federal....................................... $206,313  $124,317 $229,052
     State.........................................   25,731    15,979   34,906
   Deferred:
     Federal.......................................  (12,948)   81,859   (2,469)
     State.........................................   (1,765)   11,952     (410)
                                                    --------  -------- --------
   Federal and state income taxes.................. $217,331  $234,107 $261,079
                                                    ========  ======== ========

Cash payments of income taxes were $226.8 million, $169.2 million and $354.6 million in 1996, 1995 and 1994, respectively.

The Company's effective income tax rate differs from the statutory federal income tax rate as follows:

                                                     52 WEEKS 53 WEEKS 52 WEEKS
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                        (PERCENT OF EARNINGS
                                                        BEFORE INCOME TAXES)
   Statutory federal income tax rate...............    35.0%    35.0%    35.0%
   State income tax rate, net of federal income tax
    effect.........................................     4.8      5.1      5.7
   Goodwill amortization...........................     4.2      3.8      3.6
   Tax credits.....................................    (0.1)    (0.4)    (0.6)
   Other...........................................    (0.8)    (1.0)    (0.6)
                                                       ----     ----     ----
     Effective income tax rate.....................    43.1%    42.5%    43.1%
                                                       ====     ====     ====

Deferred tax benefits and liabilities as of year-end 1996 related to the fol-lowing temporary differences:

                                                BENEFITS LIABILITIES   TOTAL
                                                -------- ----------- ---------
                                                  (IN THOUSANDS OF DOLLARS)
   Basis in fixed assets....................... $ 33,678  $(259,105) $(225,427)
   Self-insurance reserves.....................  191,391               191,391
   Purchase accounting valuation...............   48,546   (327,530)  (278,984)
   Compensation and benefits...................   45,609    (62,121)   (16,512)
   Other, net..................................   91,415    (92,630)    (1,215)
                                                --------  ---------  ---------
     Deferred tax benefits and liabilities..... $410,639  $(741,386) $(330,747)
                                                ========  =========  =========

No valuation allowances have been considered necessary in the calculation of deferred tax benefits.

STOCK COMPENSATION PLANS

The Company has two stock-based compensation plans, which are described below.

Fixed Stock Option Plans

The Company's 1989 Stock Option and Stock Awards Plan (1989 Plan) provides for the grant of options to purchase shares of common stock and the issuance of restricted stock awards for an aggregate of up to 4.8 million shares of common stock, subject to certain antidilution adjustments. At year-end 1996, there were 1.8 million shares reserved for future grants under the 1989 Plan.

AMERICAN STORES COMPANY

A summary of the Company's stock option activity and related information for 1996, 1995 and 1994 follows:

                                1996              1995              1994
                          ----------------- ----------------- -----------------
                                  WEIGHTED-         WEIGHTED-         WEIGHTED-
                                   AVERAGE           AVERAGE           AVERAGE
                                  EXERCISE          EXERCISE          EXERCISE
                          OPTIONS   PRICE   OPTIONS   PRICE   OPTIONS   PRICE
                          ------- --------- ------- --------- ------- ---------
                                         (OPTIONS IN THOUSANDS)
Outstanding at beginning
 of year................   1,920   $22.73    1,360   $11.24    2,183   $11.20
Granted.................   1,356   $35.81    1,548   $24.40
Exercised...............    (135)  $17.40     (826)  $ 7.28     (610)  $12.14
Forfeited/Expired.......    (126)  $25.99     (162)  $21.01     (213)  $ 8.26
                           -----             -----             -----
Outstanding at end of
 year...................   3,015   $28.71    1,920   $22.73    1,360   $11.24
                           =====             =====             =====
Exercisable at end of
 year...................     212               237               457
Reserved for future
 grants.................   1,798             3,117             4,503

At year-end 1996, there were stock options for 2.4 million shares outstanding under the 1989 Plan, which expire in 2004 and 0.6 million options outstanding under an expired plan, which expire through 2002. Exercise prices for outstand-ing options as of year-end 1996 ranged from $13.69 to $35.81 and the weighted-average remaining contractual life of those options is 5.9 years. Compensation expense related to other options decreased pre-tax earnings by $3.4 million in 1995 and $2.9 million in 1994.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (ESPP), which began January 1, 1996 enables eligible employees of the Company to subscribe for shares of common stock on quarterly offering dates at a purchase price which is the lesser of 85% of the fair market value of the shares on the first day or the last day of the quarterly offering period. For financial reporting purposes, the discount of 15% is treated as equivalent to the cost of issuing stock. During 1996, employees contributed $13.6 million into the ESPP program and 0.5 million shares were issued. There were no shares issued in 1995. At year-end 1996, 6.5 million shares were available for future issuances.

Fair Value Disclosures

The Company's pro forma compensation expense under the fair value method, util-izing the Black-Scholes option valuation model, for fixed stock options granted in 1996 and 1995 and for the ESPP in 1996, after income taxes, was $4.8 million for 1996 and $.8 million for 1995. Pro forma net income would have been $282.4 million in 1996 and $316.0 million in 1995. Earnings per share would have been $1.94 per share for 1996 and $2.15 per share for 1995 for primary earnings per share and $1.93 per share for 1996 and $2.15 per share for 1995 for fully diluted earnings per share.

The fair value for these options was estimated at the date of grant assuming an expected volatility of 21% and a dividend yield of 1.9%. Other assumptions for 1996 and 1995 are as follows:

                                                           1996  1996 ESPP 1995
                                                           ----  --------- ----
   Average risk-free interest rate........................ 6.1%     5.1%   6.8%
   Average life of options (years)........................ 4.0     0.25    5.0
   Average vesting date (years)........................... 3.0      2.0    5.0

AMERICAN STORES COMPANY

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in manage-ment's opinion, the existing models do not necessarily provide a reliable sin-gle measure of fair value of its employee stock options.

Because the fair value method of accounting for stock-based compensation has not been applied to options granted prior to January 1, 1995, the preceding pro forma compensation cost may not be representative of that to be expected in future years.

STOCK PURCHASE INCENTIVE PLANS

In 1992, the Company's shareholders approved both the American Stores Company Key Executive Stock Purchase Incentive Plan and the American Stores Company Board of Directors Stock Purchase Incentive Plan (Plans). The Plans are intended to promote the long-term growth and financial success of the Company, and to strengthen the link between management and shareholders. The Board of Directors Plan was terminated on March 21, 1995, however the termination does not affect the terms of any awards outstanding on the date of termination.

Since the Plans' inception, the Company has awarded to certain directors and key executive officers the right to purchase a specified number of shares of the Company's stock and extended to such directors and officers full recourse interest bearing purchase loans to acquire the stock. The stock purchased by the directors and officers with the purchase loans was issued from treasury shares. The purchase loans have an eight-year term and accrue interest at rates ranging from 5.3% to 7.8%. The acquisition price of the stock was the average of the high and low value on the day acquired, as reported on the New York Stock Exchange. Shares held by the executives and directors pursuant to the Plans were 1.8 million for 1996, 2.1 million for 1995 and 1994, with corre-sponding loan balances of $40.7 million, $42.6 million and $40.3 million, respectively. The aggregate principal of these notes outstanding is recorded as a reduction of additional paid-in capital in the balance sheet.

Participants purchasing stock under the Plans are eligible for a deferred cash incentive award, which is generally payable at the end of a five-year perform-ance cycle. One-half of the deferred award will be based on the continuation of service with the Company (Service Component), and the other half will be based on the Company's relative stock price performance versus a selected group of companies in the retail food and drug industry (Performance Component). The maximum combined Performance Component and Service Component payable to partic-ipants will not exceed the original principal amount of the purchase loan plus accrued but unpaid interest. The estimated deferred cash incentive award is recorded as compensation expense on the income statement and amounts earned to date are recognized as a credit to the note balances in additional paid-in cap-ital in the balance sheet. See Subsequent Events note, following.

PREFERRED SHARE PURCHASE RIGHTS

During March 1988, the Board of Directors of the Company declared a distribu-tion of one Preferred Share Purchase Right (Right) for each outstanding share of the Company's common stock. The Rights were issued pursuant to a Rights Agreement between the Company and First Chicago Trust Company of New York as Rights Agent, which agreement has been amended from time to time.

Each Right as amended entitles shareholders to purchase one four-hundredth of a share of a new series of preferred stock at an exercise price of $62.50. The Rights will be exercisable only if a person or group acquires

AMERICAN STORES COMPANY

10% or more of the Company's common stock or announces a tender offer, the con-summation of which would result in ownership by a person or group of 10% or more of the Company's common stock. The Rights will generally not apply to a 10% or greater position held by Mr. L. S. Skaggs, the Company's former Chair-man, or certain other related parties unless such entities increase their aggregate beneficial ownership of the Company's common stock by more than 1% over the amount of their percentage holdings on June 21, 1996, other than increases resulting from an acquisition of common stock by the Company or the execution, delivery and performance of the Stock Purchase Agreement and Regis-tration Rights Agreement dated February 20, 1997 entered into between the Com-pany and Mr. Skaggs and certain family members and trusts. The Company will be entitled to redeem the Rights at one-quarter cent per Right any time before a 10% or greater position has been acquired. The authorized capital of the Com-pany includes 10 million shares of preferred stock, par value $1.00, of which
0.4 million shares have been designated Series A Junior Participating Preferred Stock.

If the Company is acquired in a merger or other business combination transac-tion, each Right will "flip over" and entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

In addition, if a person or group acquired 10% or more of the outstanding Com-pany common stock, each Right will "flip in" and entitle all other holders to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice the Right's exercise price. Further, at any time after a person or group acquires 10% or more of the outstanding Company common stock but prior to the acquisition of 50% of such stock, the Board of Directors may, at its option, exchange part or all of the Rights (other than Rights held by the acquiring person or group) for shares of the Company's common stock at an exchange rate of one share of common stock for each Right.

On February 22, 1995, the Board of Directors expressed its intent, subject to the exercise of its fiduciary duties, to allow the Rights Agreement pertaining to the Company's preferred share purchase rights, dated March 18, 1988, as amended, to expire in accordance with its terms on March 18, 1998, without renewal or extension.

REPURCHASE OF COMMON STOCK

In June 1996 the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to two million shares of common stock. During 1996 the Company repurchased 1.1 million shares of its common stock at an average price of $34.67 per share in accordance with the Company's stock repurchase programs. As of February 1, 1997, an additional
1.9 million shares remained authorized for repurchase. See Subsequent Events note, following.

POSTRETIREMENT HEALTH CARE BENEFITS

The Company provides certain health care benefits to eligible retirees of cer-tain defined employee groups under two unfunded plans, a defined dollar and a full coverage plan.

The accumulated postretirement health care benefit obligation is as follows:

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                  (IN THOUSANDS OF DOLLARS)
   Current retirees.............................  $ 38,107  $ 37,396  $ 35,787
   Current active employees.....................    14,776    14,275    13,521
   Unrecognized gain............................    12,969    14,390    16,819
                                                  --------  --------  --------
   Accumulated postretirement benefit obligation
    ("APBO")....................................  $ 65,852  $ 66,061  $ 66,127
                                                  ========  ========  ========
   Discount rate................................       7.5%      8.5%      8.5%

AMERICAN STORES COMPANY

The components of postretirement health care benefit expense are as follows:

                                                     52 WEEKS 53 WEEKS 52 WEEKS
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                     (IN THOUSANDS OF DOLLARS)
   Service cost--benefits earned during the year....  $  671   $  768   $1,013
   Interest cost on APBO............................   3,896    4,006    3,730
   Adjustment of APBO...............................    (789)    (465)    (598)
                                                      ------   ------   ------
   Net postretirement health care benefit expense...  $3,778   $4,309   $4,145
                                                      ======   ======   ======

The Company assumed no increase in the cost of the defined dollar benefit plan in any year presented. Changes in assumptions do not impact the defined dollar plan. The assumed health care cost trend rates used to measure the expected cost of benefits included a rate of increase of 9% for 1997 decreasing to 6% by the year 2000. Increasing the assumed health care cost trend rates for the full coverage plan by one percentage point in each year would have resulted in an increase of $2.4 million in the APBO and no material increase in annual health care expense.

RETIREMENT PLANS

The Company sponsors and contributes to a defined contribution retirement plan, American Stores Retirement Estates (ASRE). This plan was authorized by the Board of Directors for the purpose of providing retirement benefits for associates of American Stores Company and its subsidiaries. The plan covers associates meeting age and service eligibility requirements, except those rep-resented by a labor union, unless the collective bargaining agreement provides for participation. Contributions to ASRE are made at the discretion of the Board of Directors.

The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor contracts that govern the plans. The multi-employer plan contributions are generally based on the number of hours worked. Information about these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

Retirement plans expense was as follows:

                                                     52 WEEKS 53 WEEKS 52 WEEKS
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                     (IN THOUSANDS OF DOLLARS)
   Company sponsored plans.......................... $ 88,106 $ 81,704 $ 84,149
   Multi-employer plans.............................   95,822   86,723   67,391
                                                     -------- -------- --------
   Retirement plans expense......................... $183,928 $168,427 $151,540
                                                     ======== ======== ========

During 1994, the Company entered into Employment Agreements (Agreements) with 17 of the Company's key executive officers. During 1995 the Company entered into an Agreement with an additional employee. The Agreements are for terms of either three or five years, may be renewed by the Company for subsequent three-year or five-year terms, contain usual and customary terms of employment agreements and provide the officers with a special long-range retirement plan. Under the retirement plan, the executives are entitled to receive an annual payment for a period of 20 years beginning at age 57 or upon termination of employment, whichever occurs later. The retirement benefit is calculated as a percentage of the executive's average target compensation objective during the last two years of his or her employment under the Agreement. The benefit ranges from 9% to 40% based on years of service with the Company. The retire-ment benefit will be forfeited if the executive enters into competition with the Company. At year-end 1996 17 of the Agreements remained in effect.

AMERICAN STORES COMPANY

SPECIAL CHARGES

The Company recorded special charges aggregating approximately $100.0 million, before taxes, or $.41 per share, during 1996 related primarily to its Delta initiatives. The Delta initiatives are designed to transform the Company from a holding company to a unified operating company.

The components of the charge include: warehouse consolidation costs, adminis-trative office consolidation costs, closed store costs, asset impairment costs and other miscellaneous charges. The cost of consolidating four general mer-chandise warehouses into one in southern California totaled $26.4 million and is primarily related to lease termination costs, a reserve for the anticipated loss on the sale of owned facilities (based on management's estimated fair mar-ket value) and adjusting inventories to a common inventory valuation method. The cost of consolidating administrative offices in Salt Lake City and Chicago totaled $26.3 million and relates to asset write-offs, lease termination costs and severance costs. Closed store costs included mainly lease termination costs and fixed asset write-offs totaling $12.9 million. Asset impairment charges totaling $26.4 million consist of replacements of outdated computer systems and impairment of groups of stores and other assets that do not fit the long-term strategic plan of the Company. In addition, other reserves totaling $8.0 mil-lion were recorded. The special charges are included in cost of merchandise sold ($10.0 million), operating expenses ($15.5 million) and other non-operat-ing expense ($74.5 million). As of year-end 1996, the Company charged $18.0 million against the reserve, of which $12.3 million related to asset impair-ment. Disposal of impaired assets is expected to be complete in fiscal 1998.

Severance costs included above resulted from the Company's commitment to restructure and consolidate operations. During the fourth quarter 1996, consol-idation of human resources, payroll, Drug Store administration and general mer-chandise buying functions were announced and the related costs were measurable and recognized. The Company recorded a charge to operating and administrative expense of $15.5 million, related to termination benefits to be paid to an estimated 445 employees. There were no payments made nor employees terminated during the year. The consolidation is expected to be complete in fiscal 1998.

CONTINGENCIES

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). At most such locations, remediation is either underway or completed. Undiscounted reserves have been established for each environmen-tal contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with envi-ronmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition or results of operations of the Company. Charges against earnings for environmental remediation were not material in 1996, 1995 or 1994.

LEGAL PROCEEDINGS

The Company is involved in various claims, administrative proceedings and other legal proceedings which arise from time to time in connection with the conduct of the Company's business. In the opinion of management, such proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

SUBSEQUENT EVENTS

On February 20, 1997, the Company and the family of L. S. Skaggs entered into an agreement for the repurchase by the Company of 12.2 million shares of its common stock from the Skaggs family and certain family and charitable trusts for $45 per share, the closing price on the date of the agreement (the Repurchase).

AMERICAN STORES COMPANY

Pursuant to the agreement, the Company filed, at its cost, a registration statement to enable such shareholders to sell 15.4 million additional shares in a secondary offering. The closing of the secondary offering, at $43 per share, and the Repurchase was consummated on April 8, 1997. In addition, the Company has granted the underwriters for the offering an option to purchase an addi-tional 2.3 million shares to cover over-allotments. If the option is exercised, these additional shares would be primary shares to be issued by the Company. The Company has agreed to reimburse the selling shareholders for underwriting fees, legal fees and other expenses incurred by them in connection with the transactions.

The selling shareholders have agreed to enter into a 10-year standstill agree-ment restricting purchases and sales of the Company's shares, proxy fights and other actions.

On March 28, 1997, the Company increased the capacity of its existing revolving credit facility from $1 billion to $2 billion, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility (the Amended Credit Facilities). The Company plans to finance the $550 million Repurchase initially through the Amended Credit Facilities. Subject to market conditions, the Company expects to refinance the indebtedness incurred in connection with the Repurchase through public equity and/or debt issuances over the next six to 12 months.

In anticipation of the expiration of the 1992 Key Executive Stock Purchase Incentive Plan, the Board of Directors recently approved a new stock-based man-agement incentive program. The new program will continue to link executive incentive compensation to shareholder return. The program involves the grant of market-priced stock options that would ordinarily begin to vest on the fifth anniversary of the grant date but which will vest on an accelerated basis, in part, if stock ownership requirements are satisfied and, in part, if the Com-pany achieves annual performance goals. A total of approximately 1.8 million options were granted to 16 senior officers under the 1989 Stock Option and Stock Award Plan in connection with the new incentive program on February 24, 1997 and a total of approximately 1.3 million options were granted to an addi-tional 30 senior officers under a new plan on March 27, 1997, in each case with an exercise price of $45 per share.